May 20, 2016

TO:	The Canadian Securities Regulatory Authorities in the Provinces and Territories of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, Yukon, Northwest Territories and Nunavut

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer(“NI 54-101”)

The undersigned, Joseph P. Giuffre, Chief Legal Officer and Secretary of Nevsun Resources Ltd. (the “Corporation”), hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the meeting of the holders of common shares of the Corporation to be held on June 17, 2016 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

/s/ Joseph Giuffre
Joseph P. Giuffre
Chief Legal Officer and Secretary

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com